Exhibit 12.1

Six Flags Entertainment Corporation
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(Amounts in thousands)	2015		2014		2013		2012		2011
Earnings:
Income from continuing operations	$192,855		$113,489		$156,324		$395,766		$11,944
Income tax expense (benefit)	70,369		46,522		47,601		(184,154)		(8,065)
Interest Expense	76,205		73,057		75,044		47,444		66,214
Loss on debt extinguishment, net	6,557		—		789		587		46,520
Estimated interest component of rental expense	3,133		3,153		3,298		3,126		3,178
Adjusted earnings	$349,119		$236,221		$283,056		$262,769		$119,791

Fixed Charges:
Interest Expense	$76,205		$73,057		$75,044		$47,444		$66,214
Estimated interest component of rental expense	3,133		3,153		3,298		3,126		3,178
Total fixed charges	$79,338		$76,210		$78,342		$50,570		$69,392

Ratio of earnings to fixed charge	4.4	x	3.1	x	3.6	x	5.2	x	1.7	x

Excess	$269,781		$160,011		$204,714		$212,199		$50,399